SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-held Company

MATERIAL FACT

            In compliance to the dispositions of CVM Instruction No. 358/2002, GAFISA S.A. (“Company”) announces to its shareholders and the market the termination, due to the end of the term, of the agreement executed with ITAUVEST DTVM S.A., with head offices located in the City of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha 1000, Conceição Tower, 7th floor, enrolled with Corporate Taxpayers’ ID under No. 92.880.749/0001-99 (“ITAUVEST”), to render the services of market maker agent, which hiring was previously announced in the Material Fact disclosed on December 16, 2014.

The services of market maker agent will continue to be rendered by ITAUVEST until December 23, 2015. The Company will not maintain any hired market maker agent after this period, but may eventually hire these services again.

São Paulo, December 16, 2015.

André Bergstein

Investor Relations Officer

In compliance to CVM Instruction No. 358/2002, as amended, and the Conduct Manual Disclosure and Use of Information and Securities Trading Policy Issued by Gafisa S.A., the release of this Material Fact will be on the following websites: www.cvm.gov.br, www.gafisa.com.br/ri and http://economia.estadao.com.br/fatos-relevantes/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 16, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer